

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 22, 2017

Dr. Avi S. Katz
Executive Chairman, President
and Chief Executive Officer
GigCapital, Inc.
3000 El Camino Real
Building 4, Suite 232
Palo Alto, California 94306

> **Re:** **Gig Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 15, 2017**
> **File No. 333-221581**

Dear Dr. Katz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 34

We will have no obligation to cash settle the rights, page 52

1. We note your statement that there are no contractual penalties to deliver securities to the holders of the rights upon consummation of an initial business combination. While this may be true, balance this assertion against the fact that the rights are securities, and the failure to comply with the terms of the rights could be considered a violation of the federal securities laws resulting in penalties. Similar language should be added on page 122 when providing a description of the rights.

Dr. Avi S. Katz
GigCapital, Inc.
November 22, 2017
Page 2

Legality Opinion

2.   We note that the legality opinion assumes that the units are duly authorized, executed and delivered by the transfer agent. Since these required actions are instrumental to the underlying opinion, it is not proper for counsel to assume their occurrence. See Staff Legal Bulletin #19 at II.3.a.

3.   We note your disclosure that there are no contractual penalties for failure to deliver securities to holders of the rights upon consummation of an initial business combination. Reconcile this statement with counsel's opinion that the rights will constitute legal, valid and binding obligations of the Company, enforceable against the Company.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3371 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551- 3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Jeffrey Selman, Crowell & Moring